SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

27 October 2015

BP reports third quarter 2015 results, sets out forward plans

• Plans for balanced cash flows by 2017 at around $60 per barrel and growth in sustainable free cash flow beyond
• Supports sustaining the dividend and growing distributions over the long-term

BP today reported results for the third quarter of 2015 and set out a medium-term financial frame to balance cash flows by 2017 at around $60 per barrel.

BP reported underlying replacement cost profit1 of $1.8 billion for the quarter, compared with $1.3 billion for the previous quarter and $3.0 billion for the third quarter of 2014. Compared with a year earlier, the result primarily showed the impact of sharply lower oil and gas prices but also the benefits of a continuing strong downstream environment and performance and steadily lower cash costs throughout the Group.

Group chief executive Bob Dudley and chief financial officer Brian Gilvary will later today describe to investors the company's response to lower oil prices and how it expects to balance its organic sources and uses of cash2 by 2017 in an around-$60 per barrel Brent oil price environment. They will also provide an update on BP's major projects progressing over the next few years.

Bob Dudley said: "Last year, we acted decisively to reset BP for a sustained period of lower oil prices and the results are coming through well. We are now in action to rebalance our financial framework in this new price environment.

"And I am confident that BP's strong and well-balanced portfolio of businesses and projects gives us the ability to grow value into the future. All of this underpins our strong priority of sustaining our dividend and then growing free cash flow and shareholder distributions over the long term."

Investor update

Among the main points covered in today's investor update are:

•      Capital expenditure: Through capital discipline - optimising project economics,        phasing spending and through industry deflation - BP expects organic capital expenditure will be in the range of $17-19 billion a year through to 2017, closer to $19 billion in 2015. Expectations for 2015 capital expenditure were $24-26 billion a year ago and under $20 billion in the second quarter of 2015.

•       Costs: BP first began work to simplify its organisation and increase efficiency throughout the Group in 2013; this is delivering material results. Controllable cash costs for the Group over the first nine months of 2015 were $3 billion lower than in the same period of 2014. BP expects this work to extend further and by 2017 annual cash costs are expected to be over $6 billion lower than those seen in 2014.

•        Divestments: BP's current divestment programme is nearing completion with total agreed divestments expected to approach $10 billion by the end of 2015 - the total is currently $7.8 billion. As it continues to actively manage its portfolio, BP expects to agree a further $3-5 billion divestments in 2016 before returning to a rate of around $2-3 billion a year thereafter. Divestment proceeds are expected to provide flexibility to help manage both continuing oil price volatility and BP's commitments in the US.

•         Gearing: Since 2010, BP has maintained gearing in a band of 10-20%, providing financial flexibility to manage uncertainties, primarily those associated with the Gulf of Mexico oil spill. As progress is being made towards completion of the agreements in principle to settle with the US government and Gulf Coast states, BP now intends to manage gearing with flexibility around a level of 20%.

Brian Gilvary said: "Our principal objective is to re-establish the balance in BP's financial framework, with operating cash flow covering capital expenditure and the dividend. We are already making strong progress and the plans we have set out will allow us to achieve this without compromising BP's core growth options."

3Q 2015 results details

BP reported operating cash flow for 3Q 2015 was $5.2 billion bringing the total for the first nine months of the year to $13.3 billion. Organic capital expenditure over the nine month period was $13.2 billion. At the end of the quarter, net debt was $25.6 billion representing a gearing level of 20.0%, including approximately 1% arising from the agreements in principle to settle with the United States government and Gulf states.

BP today announced a quarterly dividend of 10 cents per ordinary share, expected to be paid in December.

For the Upstream segment, pre-tax underlying replacement cost profit1 was $0.8 billion, compared with $0.5 billion in the second quarter and $3.9 billion in the third quarter of 2014. The lower result compared with a year ago was primarily due to the effect of lower oil and gas prices, partly offset by lower costs and strong gas trading results.

The Downstream segment continued to perform strongly, reporting a pre-tax underlying replacement cost profit1 of $2.3 billion - up from $1.9 billion in the previous quarter and $1.5 billion in 3Q 2014. Compared with a year earlier, the result benefitted from improved refining margins, strong refining operations and fuels marketing and, again, cost benefits from simplification and efficiency programmes.

BP reported estimated underlying net income from Rosneft3 for the quarter of $382 million compared with $110 million in 3Q 2014. As previously announced BP received an annual dividend from Rosneft of $271 million during the quarter.

During the quarter BP was awarded five new blocks in the UK North Sea. In October it was announced that, subject to government approval, BP was also awarded three shallow water blocks in the Mediterranean Sea off Egypt. The Woodside-operated Western Flank A project offshore Western Australia, the latest phase of the North West Shelf development, began production in October.

As previously announced, in July agreements in principle were reached to settle all outstanding federal and state claims arising from the Deepwater Horizon oil spill. These provide for principal payments of up to $18.7 billion over a period of 18 years4. On 5 October the United States filed the proposed consent decree with the court, beginning a 60-day public comment period. The court has scheduled a hearing in March 2016 to consider approval of the final consent decree. BP also entered into a definitive Settlement Agreement with the five Gulf states and has accepted releases received from the vast majority of local government entities and payments required under those releases were made during the third quarter5.

A charge of $426 million for the incident was taken in the quarter, bringing the total cumulative pre-tax charge to $55.0 billion. The additional charge comprises $460 million for business economic loss claims not provided for, ongoing costs and adjustments to other provisions.

In conclusion, Bob Dudley said: "BP has successfully adapted to changing circumstances many times in its history and, in a hard time for the entire industry, I believe we will once again successfully take on today's challenges. We are already in action, with a quality portfolio and clear plans for the future, underpinned by enduring principles. I am confident BP will continue to deliver value into the years and decades ahead."

Further information:

BP press office, London: +44 20 7496 4076, bppress@bp.com

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2. Excludes Deepwater Horizon payments.

3.    The operational and financial information of the Rosneft segment for the third quarter of 2015 is based on preliminary operational and financial results of Rosneft for the three months ended 30 September 2015. Actual results may differ from these amounts.

4. See 2 July 2015 announcement for fuller details.

5.    The proposed Consent Decree and the Settlement Agreement are conditional upon each other and neither will become effective unless there is final court approval of the Consent Decree. The proposed Consent Decree and the Settlement Agreement do not cover claims relating to the 2012 class action settlements with the Plaintiffs' Steering Committee, including business economic loss claims; private claims from other litigants not included within or who opted out of the class action settlements; or private securities litigation in MDL 2185

Full BP p.l.c. Group results for the third quarter of 2015 can be seen at www.bp.com/results.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding plans to balance cash flows by 2017 at around $60 a barrel; expectations and plans to sustain dividends and grow distributions over the long-term; expectations regarding BP's platform for growth to 2020 and beyond; expectations regarding divestments through 2016 and thereafter; expected gearing levels and the expected levels of organic capital expenditure and cash costs through to 2017; and expectations with respect to the proposed Consent Decree and Settlement Agreement, including final court approval and timing thereof. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Principle risks and uncertainties" in the results announcement for the period ended 30 June 2015 and "Risk factors" in BP Annual Report and Form 20-F 2014 as filed with the US Securities and Exchange Commission.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 October  2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary